May 21, 2026

Kendall Larsen
Chief Executive Officer
VirnetX Holding Corp
308 Dorla Court, Suite 206
Zephyr Cove, NV 89448

        Re: VirnetX Holding Corp
            Registration Statement on Form S-3
            Filed May 15, 2026
            File No. 333-295960
Dear Kendall Larsen:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Katharine Martin